UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                          SGL Carbon Aktiengesellschaft
                    ----------------------------------------
                                (Name of issuer)

                              Ordinary Shares o.N.
                    ----------------------------------------
                         (Title of class of securities)

                                    784188203
                    ----------------------------------------
                                 (CUSIP number)

                                 March 15, 2001
                    ----------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------
      CUSIP No. 784188203
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    146,279
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      1,115,904
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      122,520
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      1,115,904
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,262,183
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.0%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  SGL Carbon Aktiengesellschaft (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is Rheingaustrasse 182, 65203 Wiesbaden, Federal Republic of Germany.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares, nominal value DM 5 per share, which also includes securities held in the form of American Depositary Receipts (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  / /  Broker or dealer  registered under section 15 of the
                            Act;

                  (b)  / /  Bank as defined in section 3(a)(6) of the Act;

                  (c)  / /  Insurance  Company as defined in section 3(a)(19) of the Act;

                  (d)  / /  Investment Company registered under section 8 of the
                            Investment Company Act of 1940;

                  (e)  / /  An investment  adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                  (f)  / /  An  employee  benefit  plan,  or  endowment  fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)  / /  A  parent  holding  company  or  control  person  in accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)  / /  A savings  association as defined in section 3(b) of the Federal Deposit Insurance Act;

                  (i)  / /  A church plan that is excluded  from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           The Reporting  Person owns the amount of the Ordinary
                  Shares as set forth on the applicable cover page.

                  (b)      Percent of class:

                           The  Reporting  Person  owns  the  percentage  of the
                  Ordinary Shares as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The  Reporting  Person has the sole power to
                           vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The  Reporting  Person has the sole power to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Other than the Ordinary Shares over which the Reporting Person exercises sole voting or disposition power, investment management clients of the subsidiaries listed in item 7 below have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of the Reporting Person which acquired the Ordinary Shares included in the figures on the cover pages: DWS Investment GmbH; Deutsche Vermogensbildungsgesellschaft mbh; DWS Investment Management S.A. Luxemburg; Deutsche Asset Management Investmentgesellschaft GmbH; Deutsche Funds Management Inc.; Deutsche Asset Management S.A., Paris; and Deutsche Funds Management Ltd.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                       EXHIBIT 1



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2001



                                DEUTSCHE BANK AG



                                By:  /s/ Margaret M. Adams
                                   -------------------------------------
                                   Name:   Margaret M. Adams
                                   Title:  Vice President



                                By:  /s/ Jeffrey Ruiz
                                   -------------------------------------
                                   Name:   Jeffrey Ruiz
                                   Title:  Assistant Vice President